Exhibit 99.1

STEALTHGAS INC. REPORTS THIRD QUARTER AND NINE MONTHS 2025

FINANCIAL AND OPERATING RESULTS

ATHENS, GREECE, November 25, 2025. STEALTHGAS INC. (NASDAQ: GASS), a ship-owning company serving the liquefied petroleum gas (LPG) sector of the international shipping industry, announced today its unaudited financial and operating results for the third quarter and nine months ended September 30, 2025.

OPERATIONAL AND FINANCIAL HIGHLIGHTS

•

The Company reported another profitable quarter with Net income for the third quarter of $13.3 million corresponding to a basic EPS of $0.36, 10% higher than the $12.1 million achieved in the previous year.

•

Revenues for the third quarter of $44.5 million, increasing 10% or $4.1 million compared to the same period of last year but an increase in voyage expenses of $4.3 million resulted in Net Revenues being flat.

•

Preserved high period coverage. About 85% of fleet days for 2025 are secured on period charters and 46% for 2026, with total fleet employment days for all periods generating about $130 million (excl. our single JV vessel) in contracted revenues.

•

Repaid all debt obligations in our fully owned fleet, making $85.9 million in debt repayments during the first nine months of 2025 and $350 million since December 2022. Currently, all the vessels in the fully owned fleet are unencumbered.

•	During 2025 the Company has spent $1.8 million on share repurchases. Overall, under the current program the Company has spent over $21.2 million in share repurchases since June 2023.

•	Maintaining ample cash and cash equivalents of $69.7 million as of September 30, 2025.

Third Quarter 2025 Results1:

•

Revenues for the three months ended September 30, 2025, amounted to $44.5 million compared to revenues of $40.4 million for the three months ended September 30, 2024, based on an average of 29.0 vessels and 27.0 vessels owned by the Company, respectively. The increase in revenue is attributable to the increased number of vessels in our fleet and improved market conditions.

•

Voyage expenses and vessels’ operating expenses for the three months ended September 30, 2025, were $7.2 million and $15.0 million, respectively, compared to $2.9 million and $12.3 million, respectively, for the three months ended September 30, 2024. The $4.3 million increase in voyage expenses was mainly due to an increase in bunkers costs and port expenses as a result of the increase in spot market days for the fleet. The $2.7 million increase in vessels’ operating expenses was mainly due to an increase in the number of vessels as well as repairs for the Eco Wizard.

•

Drydocking costs for the three months ended September 30, 2025, were $0.7 million compared to $2.9 million for the three months ended September 30, 2024. Drydocking expenses during the third quarter of 2024 mainly relate to the completed drydocking of four vessels, while the drydocking of one vessel was still in progress, compared to no drydocking of vessels in the same period of this year.

•

General and administrative expenses for the three months ended September 30, 2025 and 2024, were $1.9 million and $2.7 million, respectively. The change is mainly attributed to the decrease in stock-based compensation expense.

•

Depreciation for the three months ended September 30, 2025 and 2024, was $6.6 million and $6.5 million, respectively. The $0.1 million increase is mainly related to the increase in the average number of vessels owned by the Company.

•

Interest and finance costs for the three months ended September 30, 2025 and 2024, were $0.2 million and $1.8 million, respectively. The $1.6 million decrease from the same period of last year is primarily due to continued debt prepayments.

•	Equity earnings in joint ventures for the three months ended September 30, 2025 and 2024, was a gain of $1.1 million for both periods.

•

As a result of the above, for the three months ended September 30, 2025, the Company reported net income of $13.3 million, compared to net income of $12.1 million for the three months ended September 30, 2024. The weighted average number of shares outstanding, basic, for the three months ended September 30, 2025 and 2024 was 36.0 million and 35.2 million, respectively.

•	Earnings per share, basic, for the three months ended September 30, 2025, amounted to $0.36 compared to earnings per share, basic, of $0.33 for the same period of last year.

•

Adjusted net income, was $14.4 million corresponding to an Adjusted EPS of $0.39 for the three months ended September 30, 2025 compared to Adjusted net income of $14.2 million corresponding to an Adjusted EPS of $0.38 for the same period of last year.

•	EBITDA for the three months ended September 30, 2025, amounted to $19.5 million. Reconciliations of Adjusted Net Income, EBITDA and Adjusted EBITDA to Net Income are set forth below.

•	An average of 29.0 vessels were owned by the Company during the three months ended September 30, 2025 compared to 27.0 vessels for the same period of 2024.

Nine months 2025 Results1:

•

Revenues for the nine months ended September 30, 2025, amounted to $133.8 million compared to revenues of $123.8 million for the nine months ended September 30, 2024, based on an average of 28.4 vessels and 27.0 vessels owned by the Company, respectively. The increase in revenue is attributable to the increased number of vessels in our fleet and improved market conditions.

•

Voyage expenses and vessels’ operating expenses for the nine months ended September 30, 2025, were $16.7 million and $41.2 million, respectively, compared to $8.4 million and $36.2 million, respectively, for the nine months ended September 30, 2024. The $8.3 million increase in voyage expenses was mainly due to an increase in port expenses and in bunkers costs as a result of the increase in spot market days for the fleet. The $5.0 million increase in vessels’ operating expenses was mainly due to increase in crew, maintenance repairs and spares expenses partly in conjunction with the higher number of vessels in the fleet.

•

Drydocking costs for the nine months ended September 30, 2025 and 2024, were $1.8 million and $3.5 million, respectively. Drydocking expenses for nine months ended September 30, 2025 mainly relate to the completion of two vessels’ drydocking, compared to the same period of last year which included the completion of four vessel’s drydocking and the ongoing drydocking of another vessel.

•

General and administrative expenses for the nine months ended September 30, 2025 and 2024, were $6.1 million and $7.3 million, respectively. The change is mainly attributed to the decrease in stock-based compensation expense.

•

Depreciation for the nine months ended September 30, 2025 and 2024, was $19.8 million and $19.5 million, respectively, a $0.3 million increase is mainly related to the increase in average number of vessels owned by the Company.

•

Impairment loss for the nine months ended September 30, 2025 and 2024, was $0.5 million and nil respectively. As a result of the agreed sale terms for the vessel Gas Cerberus, which was delivered in June 2025, a non-cash impairment loss of $0.5 million was recognized in the first quarter of 2025.

•

Loss on sale of vessels for the nine months ended September 30, 2025, was $0.1 million compared to gain of $0.05 million for the same period last year. The loss is attributed to the sale of one vessel during the nine months ended September 30, 2025, compared to the gain from the sale of two vessels during the nine months ended September 30, 2024, which had been classified as held for sale as of December 31, 2023.

•

Interest and finance costs for the nine months ended September 30, 2025 and 2024, were $2.2 million and $7.6 million, respectively. The $5.4 million decrease from the same period of last year is primarily due to continued debt prepayments.

•

Interest income for the nine months ended September 30, 2025 and 2024, was $2.1 million and $2.4 million, respectively. The decrease of $0.3 million is mainly attributed to the decrease in rates of time deposits.

•

Equity earnings in joint ventures for the nine months ended September 30, 2025 and 2024, was a gain of $4.0 million and $15.2 million, respectively. The $11.2 million decrease is primarily due to the profitable sale of one of the Medium Gas carriers owned by one of our joint ventures in the same period of last year.

•

As a result of the above, for the nine months ended September 30, 2025, the Company reported net income of $47.9 million, compared to net income of $55.7 million for the nine months ended September 30, 2024. The weighted average number of shares outstanding, basic, for the nine months ended September 30, 2025 and 2024 was 35.8 million and 35.2 million, respectively.

•	Earnings per share, basic, for the nine months ended September 30, 2025, amounted to $1.30 compared to earnings per share, basic, of $1.52 for the same period of last year.

•

Adjusted net income was $52.3 million corresponding to an Adjusted EPS of $1.42 for the nine months ended September 30, 2025 compared to Adjusted net income of $60.8 million corresponding to an Adjusted EPS of $1.67 for the same period of last year.

•	EBITDA for the nine months ended September 30, 2025, amounted to $67.8 million. Reconciliations of Adjusted Net Income, EBITDA and Adjusted EBITDA to Net Income are set forth below.

•	An average of 28.4 vessels were owned by the Company during the nine months ended September 30, 2025, compared to 27.0 vessels for the same period of 2024.

[1]

EBITDA, Adjusted EBITDA, Adjusted Net Income and Adjusted EPS are non-GAAP measures. Refer to the reconciliation of these measures to the most directly comparable financial measure in accordance with GAAP set forth later in this release.

Fleet Update Since Previous Announcement

The Company announced the conclusion of the following chartering arrangements (of three or more months duration):

•	A twelve months time charter for its 2012 built LPG carrier Gas Husky, until Sep 2026 including a charterer’s option to extend a further six months.

•	A seven months time charter extension for its 2009 built LPG carrier Gas Astrid, until Apr 2026 including a charterer’s option to extend a further eight months.

•	A six months time charter extension for its 2012 built LPG carrier Gas Esco, until Mar 2026 including a charterer’s option to extend a further six months.

•	A six months time charter for its 2014 built LPG carrier Eco Chios, until Apr 2026.

•	A three months time charter for its 2018 built LPG carrier Eco Arctic, until Jan 2026 including a charterer’s option to extend a further three months.

As of November 2025, the Company has total contracted revenues of approximately $130 million (excluding the JV vessel). For 2026 the Company has circa 46% of fleet days secured under period contracts and contracted revenues of approximately $77 million (excluding the JV vessel).

In November 2025 the previously announced sale of the vessel Gas Elixir was completed and it was delivered to its new owners.

In September 2025, the Company entered into an agreement to sell the 2014-built vessel Eco Invictus to a third party subject to certain conditions being met, with delivery expected in in the first quarter of 2026. The vessel is debt-free, and the full proceeds from the sale will contribute to the Company’s liquidity position. Following the completion of this sale the Company’s fully owned fleet will consist of 27 LPG carriers, while one LPG carrier continues to be owned through a joint venture.

In relation to the previously announced July 6, 2025 incident involving the LPG carrier Eco Wizard, the vessel remains stranded in the port in Russia. It has moved berth and temporary repairs have been completed. However, the vessel will need to be drydocked and more permanent repairs carried out. As such, the Company is still working with local authorities, and special permissions needed by EU authorities, on arranging the release of the vessel in order for it to be moved to a yard in Europe. Until such time that the vessel is fully repaired and able to return to operations, if at all, it will remain off hire and will not generate revenue.

CEO Harry Vafias Commented

During the summer months the market experienced a seasonal softening in spot rates but the drop in activity was relatively modest. Due to the high period coverage in our fleet we achieved another quarter of solid profits with a 10% increase compared to last year.. So far in the current quarter charter rates have been increasing while the volatility in the geopolitical environment seems to have subsided somewhat, at least temporarily, resulting in increasing trade flows and improvement in sentiment. We are always looking for opportunities to divest older assets, and as such we entered into an agreement for the third time this year to sell another one of our older vessels. In terms of maintaining a solid balance sheet, one of our core goals, we completed the deleverage by paying down $350 million of debt obligations over the last 3 years and the Company is now debt free.

Conference Call details:

On November 25, 2025 at 10:00 am ET, the company’s management will host a conference call to discuss the results and the company’s operations and outlook.

Conference call participants should pre-register using the below link to receive the dial-in numbers and a personal PIN, which are required to access the conference call.

https://register-conf.media-server.com/register/BI6984e879cdaa47c0b494498e09affdaa

Slides and audio webcast:

There will also be a live and then archived webcast of the conference call, through the STEALTHGAS INC. website (www.stealthgas.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About STEALTHGAS INC.

StealthGas Inc. is a ship-owning company serving the liquefied petroleum gas (LPG) sector of the international shipping industry. StealthGas Inc. has a fleet of 29 LPG carriers, including one Joint Venture vessel, in the water. These LPG vessels have a total capacity of 339,134 cubic meters (cbm). StealthGas Inc.’s shares are listed on the Nasdaq Global Select Market and trade under the symbol “GASS.”

Visit our website at www.stealthgas.com

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance and underlying assumptions and other statements, including regarding contracted revenue, market conditions and our vessel damaged in the third quarter of 2025, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although STEALTHGAS INC. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, STEALTHGAS INC. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, geopolitical conditions, including any trade disruptions resulting from tariffs and other protectionist measures imposed by the United States or other countries, general market conditions, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydockings, shipyard performance, changes in STEALTHGAS INC’s operating expenses, including bunker prices, drydocking and insurance costs, ability to obtain financing and comply with covenants in any financing arrangements, whether the Eco Wizard is able to return to operation and related uncertainties related thereto and potential expenses and extent of insurance coverage, actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, the conflict in Ukraine and related sanctions, the conflict in Israel and Gaza, potential disruption of shipping routes due to ongoing attacks by Houthis in the Red Sea and Gulf of Aden or accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by STEALTHGAS INC. with the U.S. Securities and Exchange Commission.

Fleet List

For information on our fleet and further information:

Visit our website at www.stealthgas.com

Company Contact:

Konstantinos Sistovaris

Investor Relations

STEALTHGAS INC.

00-30-210-6250-001

E-mail: info@stealthgas.com

Fleet Data:

The following key indicators highlight the Company’s operating performance during the periods ended September 30, 2024 and September 30, 2025.

FLEET DATA	Q3 2024	Q3 2025	9M 2024	9M 2025
Average number of vessels (1)	27.0	29.0	27.0	28.4
Period end number of owned vessels in fleet	27	29	27	29
Total calendar days for fleet (2)	2,484	2,668	7,402	7,758
Total voyage days for fleet (3)	2,381	2,552	7,231	7,615
Fleet utilization (4)	95.9%	95.7%	97.7%	98.2%
Total charter days for fleet (5)	2,260	2,145	6,665	6,434
Total spot market days for fleet (6)	121	407	566	1,181
Fleet operational utilization (7)	92.6%	90.3%	95.5%	93.0%

1)

Average number of vessels is the number of owned vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

2)

Total calendar days for fleet are the total days the vessels we operated were in our possession for the relevant period including off-hire days associated with major repairs, drydockings or special or intermediate surveys.

3)

Total voyage days for fleet reflect the total days the vessels we operated were in our possession for the relevant period net of off-hire days associated with major repairs, drydockings or special or intermediate surveys.

4)

Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

5)	Total charter days for fleet are the number of voyage days the vessels operated on time or bareboat charters for the relevant period.
6)	Total spot market charter days for fleet are the number of voyage days the vessels operated on spot market charters for the relevant period.
7)

Fleet operational utilization is the percentage of time that our vessels generated revenue, and is determined by dividing voyage days excluding commercially idle days by fleet calendar days for the relevant period.

Reconciliation of Adjusted Net Income, EBITDA, adjusted EBITDA and adjusted EPS:

Adjusted net income represents net income before loss/gain on derivatives excluding swap interest paid/received, impairment loss, net gain/loss on sale of vessels and share based compensation. EBITDA represents net income before interest and finance costs, interest income and depreciation. Adjusted EBITDA represents net income before interest and finance costs, interest income, depreciation, impairment loss, net gain/loss on sale of vessels, share based compensation and loss/gain on derivatives.

Adjusted EPS represents Adjusted net income divided by the weighted average number of shares.

EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS are included herein because they are a basis, upon which we and our investors assess our financial performance. They allow us to present our performance from period to period on a comparable basis and provide investors with a means of better evaluating and understanding our operating performance.

EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS are not recognized measurements under U.S. GAAP. Our calculation of EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS may not be comparable to that reported by other companies in the shipping or other industries. In evaluating Adjusted EBITDA, Adjusted net income and Adjusted EPS, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation.

(Expressed in United States Dollars, except number of shares)	Third Quarter Ended September 30th,		Nine months Periods Ended September 30th,
	2024	2025	2024	2025
Net Income - Adjusted Net Income
Net income	12,145,425	13,328,054	55,663,650	47,873,060
Less gain on derivatives	—	—	(99,286)	—
Plus swap interest received	—	—	208,127	—
Less (gain)/plus loss on sale of vessels, net	—	—	(46,384)	121,218
Plus impairment loss	—	—	—	488,400
Plus share based compensation	2,017,049	1,112,782	5,120,512	3,813,406
Adjusted Net Income	14,162,474	14,440,836	60,846,619	52,296,084
Net income – EBITDA
Net income	12,145,425	13,328,054	55,663,650	47,873,060
Plus interest and finance costs	1,783,067	222,813	7,636,676	2,231,066
Less interest income	(695,222)	(626,333)	(2,363,435)	(2,094,255)
Plus depreciation	6,492,714	6,583,913	19,478,138	19,839,888
EBITDA	19,725,984	19,508,447	80,415,029	67,849,759
Net income - Adjusted EBITDA
Net income	12,145,425	13,328,054	55,663,650	47,873,060
Less gain on derivatives	—	—	(99,286)	—
Less (gain)/plus loss on sale of vessels, net	—	—	(46,384)	121,218
Plus impairment loss	—	—	—	488,400
Plus share based compensation	2,017,049	1,112,782	5,120,512	3,813,406
Plus interest and finance costs	1,783,067	222,813	7,636,676	2,231,066
Less interest income	(695,222)	(626,333)	(2,363,435)	(2,094,255)
Plus depreciation	6,492,714	6,583,913	19,478,138	19,839,888
Adjusted EBITDA	21,743,033	20,621,229	85,389,871	72,272,783
EPS - Adjusted EPS
Net income	12,145,425	13,328,054	55,663,650	47,873,060
Adjusted net income	14,162,474	14,440,836	60,846,619	52,296,084
Weighted average number of shares, basic	35,241,126	36,006,132	35,200,732	35,803,511
EPS - Basic	0.33	0.36	1.52	1.30
Adjusted EPS - Basic	0.38	0.39	1.67	1.42

StealthGas Inc.

Unaudited Condensed Consolidated Statements of Income

(Expressed in United States Dollars, except for number of shares)

	Quarters Ended September 30,		Nine month Periods Ended September 30,
	2024	2025	2024	2025
Revenues
Revenues	40,445,006	44,529,746	123,795,068	133,789,998
Expenses
Voyage expenses	2,420,995	6,632,036	6,914,953	15,039,779
Voyage expenses - related party	499,366	544,427	1,527,237	1,633,220
Vessels’ operating expenses	12,058,117	14,788,439	35,556,412	40,498,542
Vessels’ operating expenses - related party	209,000	227,501	662,502	695,197
Drydocking costs	2,881,407	720,662	3,456,942	1,755,507
Management fees - related party	1,063,519	1,144,479	3,169,200	3,326,159
General and administrative expenses	2,657,696	1,901,379	7,298,960	6,085,185
Depreciation	6,492,714	6,583,913	19,478,138	19,839,888
Impairment loss	—	—	—	488,400
Net (gain)/loss on sale of vessels	—	—	(46,384)	121,218

Total expenses	28,282,814	32,542,836	78,017,960	89,483,095

Income from operations	12,162,192	11,986,910	45,777,108	44,306,903

Other (expenses)/income
Interest and finance costs	(1,783,067)	(222,813)	(7,636,676)	(2,231,066)
Loss on derivatives	—	—	99,286	—
Interest income	695,222	626,333	2,363,435	2,094,255
Foreign exchange loss	(33,519)	(128,327)	(96,290)	(264,487)

Other (expenses)/income, net	(1,121,364)	275,193	(5,270,245)	(401,298)

Income before equity in earnings of investees	11,040,828	12,262,103	40,506,863	43,905,605
Equity earnings in joint ventures	1,104,597	1,065,951	15,156,787	3,967,455

Net Income	12,145,425	13,328,054	55,663,650	47,873,060

Earnings per share
- Basic	0.33	0.36	1.52	1.30

- Diluted	0.33	0.36	1.52	1.30

Weighted average number of shares
- Basic	35,241,126	36,006,132	35,200,732	35,803,511

- Diluted	35,322,675	36,022,868	35,307,660	35,822,191

StealthGas Inc.

Unaudited Condensed Consolidated Balance Sheets

(Expressed in United States Dollars)

	December 31,	September 30,
	2024	2025
Assets
Current assets
Cash and cash equivalents	80,653,398	69,710,783
Trade and other receivables	6,156,300	9,752,322
Other current assets	193,265	59,524
Claims receivable	55,475	55,475
Inventories	3,891,147	3,315,337
Advances and prepayments	733,212	1,047,452
Assets held for sale	—	23,738,226
Fair value of derivatives	387,608	—

Total current assets	92,070,405	107,679,119

Non current assets
Operating lease right-of-use assets	—	137,780
Vessels, net	608,214,416	567,396,468
Other receivables	370,053	309,453
Restricted cash	3,867,752	—
Investments in joint ventures	27,717,238	22,348,168

Total non current assets	640,169,459	590,191,869

Total assets	732,239,864	697,870,988

Liabilities and Stockholders’ Equity
Current liabilities
Payable to related parties	388,130	2,538,466
Trade accounts payable	10,994,434	10,900,740
Accrued and other liabilities	4,922,587	3,484,220
Operating lease liabilities	—	110,224
Deferred income	4,304,667	4,412,572
Current portion of long-term debt	23,333,814	—

Total current liabilities	43,943,632	21,446,222

Non current liabilities
Operating lease liabilities	—	27,556
Deferred income	213,563	—
Long-term debt	61,555,855	—

Total non current liabilities	61,769,418	27,556

Total liabilities	105,713,050	21,473,778

Commitments and contingencies
Stockholders’ equity
Capital stock	370,414	375,127
Treasury stock	—	(1,784,712)
Additional paid-in capital	409,912,934	414,077,877
Retained earnings	215,855,858	263,728,918
Accumulated other comprehensive income	387,608	—

Total stockholders’ equity	626,526,814	676,397,210

Total liabilities and stockholders’ equity	732,239,864	697,870,988

StealthGas Inc.

Unaudited Condensed Consolidated Statements of Cash Flows

(Expressed in United States Dollars)

	Nine month Periods Ended September 30,
	2024	2025
Cash flows from operating activities
Net income for the period	55,663,650	47,873,060
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	19,478,138	19,839,888
Amortization of deferred finance charges	659,660	990,921
Non-cash lease expense	75,687	93,776
Share based compensation	5,120,512	3,813,406
Change in fair value of derivatives	108,841	—
Proceeds from disposal of interest rate swaps	1,018,000	—
Equity earnings in joint ventures	(15,156,787)	(3,967,455)
Dividends received from joint ventures	21,930,000	2,634,000
Impairment loss	—	488,400
(Gain)/loss on sale of vessels	(46,384)	121,218
Changes in operating assets and liabilities:
(Increase)/decrease in
Trade and other receivables	1,432,329	(3,149,997)
Other current assets	121,860	133,741
Inventories	404,631	739,480
Changes in operating lease liabilities	(75,687)	(93,776)
Advances and prepayments	(377,457)	(142,353)
Increase/(decrease) in
Balances with related parties	(69,261)	2,082,596
Trade accounts payable	713,621	(658,296)
Accrued liabilities	(1,362,580)	(1,761,348)
Deferred income	459,748	(366,320)

Net cash provided by operating activities	90,098,521	68,670,941

Cash flows from investing activities
Payment for acquisition of remaining interest in joint venture, net of cash acquired	—	(7,976,895)
Proceeds from sale of vessels, net	34,679,584	12,217,067
Acquisition and improvements of vessels	(96,572,799)	(412,428)
Return of investments from joint ventures	2,040,000	—

Net cash (used in)/provided by investing activities	(59,853,215)	3,827,744

Cash flows from financing activities
Proceeds from exercise of stock options	356,250	356,250
Stock repurchase	(338,176)	(1,784,712)
Deferred finance charges paid	(22,167)	—
Advances to joint ventures	(11,848)	—
Loan repayments	(106,624,572)	(85,880,590)
Proceeds from long-term debt	70,000,000	—

Net cash used in financing activities	(36,640,513)	(87,309,052)

Net decrease in cash, cash equivalents and restricted cash	(6,395,207)	(14,810,367)
Cash, cash equivalents and restricted cash at beginning of period	83,755,701	84,521,150

Cash, cash equivalents and restricted cash at end of period	77,360,494	69,710,783

Cash breakdown
Cash and cash equivalents	73,417,570	69,710,783
Restricted cash, non current	3,942,924	—

Total cash, cash equivalents and restricted cash shown in the statements of cash flows	77,360,494	69,710,783